June 9, 2021

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Fast Track Solutions, Inc.

Form 10-12G/A

Filed May 20, 2021

File No. 000-56262

To the men and women of the SEC:

On behalf of Fast Track Solutions, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated June 7, 2021 addressed to Mr. Jeffrey DeNunzio, the Company’s Chief Executive Officer, with respect to the Company’s filing of its 10-12G/A on May 20, 2021.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Form 10

General

1.	We note your response to prior comment 2 and your Rule 145(a) analysis. However, it appears that the reorganization and the resulting change in the nature of the shareholders’ investment may still constitute a “sale” under Section 2(a)(3) of the Securities Act. For guidance, please see Section 203.02 of our Compliance and Disclosure Interpretations (Securities Act Sections), which is available on our website. Please provide your analysis with specific facts regarding the reorganization and the number and type of Sauer Energy, Inc.’s shareholders. Alternatively, tell us the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state the facts relied upon to make the exemption available.

COMPANY RESPONSE:

Facts & Background

Pursuant to NRS 78.347(1)(b), Mr. Paul Moody, a shareholder of Sauer Energy, Inc., referred to herein as “SENY”, petitioned the Court on December 22, 2020 to appoint Mr. Jeffrey DeNunzio, the Registrant’s sole director as custodian because the former officers/directors abandoned SENY’s business plan and its 133 record shareholders. There are 89,804,405 shares of common stock held by Cede & Co., a record shareholder for an unknown number of beneficial shareholders. Neither the transfer agent nor the Company maintains any record as to type of shareholder, meaning if a shareholder is accredited or not. The former officers/directors and SENY’s former resident agent were sent a demand letter (“Letter”) on November 25, 2020 by Mr. Moody demanding them to reinstate SENY into good standing with Nevada Secretary of State (“NSOS”) within 10 days or risk legal action. The former officers/directors did not respond to the Letter and failed to revive or reinstate SENY with NSOS. Mr. Moody articulated in the Letter filed with the Court that he would presume the former officers/directors abandoned SENY if they did not take action to revive or reinstate the Company with NSOS within 10 days. The former officers/directors were properly served notice of Court hearing including a copy of the application to appoint Mr. DeNunzio as custodian. There was no opposition filed by the former officers/directors or anyone else with the Court. As a result, Mr. DeNunzio was appointed custodian.

Disclosure

The business reason for the Reorganization was to give a fresh start to the shareholders of SENY by allowing them to be shareholders of Fast Track Solutions, Inc. having the equivalent economic stake that they previously had in SENY. The former shareholders of SENY will benefit if Fast Track Solutions, Inc. is able to discover and complete a business combination with a target company. The advantage for Fast Track Solutions, Inc. is that it became a trading company, OTC MarketPlace ticker symbol “FTRK” inclusive of the former SENY shareholders. The result makes it easier to find a merger candidate, organically grow the company, and raise capital.

Analysis & Conclusion

Mr. DeNunzio and Mr. Moody jointly conclude that the former officers/directors abandoned their business and shareholders on or about December 5, 2020 pursuant to the presumption of abandonment stated in the ten day letter. SENY was a shell company as of December 5, 2020 and remains a shell company as of today as it had/has no operations and no assets. In summary, there was no change in the nature of shareholders’ investment as a result of the Reorganization on May 5, 2021. In our view, and as a result of the foregoing facts stated herein, including our response on May 20, 2021 to Staff comment letter dated May 10, 2021, the issuance of shares of Fast Track Solutions, Inc. in the Reorganization did not, under the circumstances, involve the offer or sale of a security within the guidance offered by the Commission in Section 203.02 of the Compliance and Disclosure Interpretations, or the meaning of Section 2(a)(3) of, or Rule 145 under, the Securities Act, and accordingly, such issuance need not be registered pursuant to Section 5 of the Securities Act.

We have revised and added to our disclosure on page 3, Business Development as follows:

“Additional Information relating to Predecessor:

On December 22, 2021, Paul Moody, a shareholder of Sauer Energy, Inc. (“SENY”) applied to the Clark County Nevada Eighth Judicial District Court (“Court”) for an order appointing Jeffrey DeNunzio, the Registrant’s sole director as custodian of SENY. On January 28, 2021, as a result of an Application for Custodianship granted by the Eighth Judicial District Court, Clark County Nevada, Case Number: A-20-826848-P, Jeffrey DeNunzio was appointed Custodian of SENY. Custodian was vested with powers pursuant to NRS 78.347(6) and named interim director/officer.

 On February 1, 2021, Custodian filed a Certificate of Reinstatement with Nevada Secretary of State to reinstate SENY into good standing and filed an initial list of officers/directors, state business license and appointment of registered agent.

On February 11, 2021, Custodian filed a Certificate with NSOS to restate the Articles of Incorporation to increase the authorized shares of SENY and to designate a preferred series of stock designated as Series A Preferred.

On February 12, 2021, CRS Consulting, LLC (“CRS”) consisting of members, Paul Moody, Thomas DeNunzio and Jeffrey DeNunzio was issued 250,000,000 common shares and 700,000 shares of Series A preferred stock with super voting rights of 1000 votes for each preferred share held of Series A preferred stock. The issuance was made pursuant to Rule 4(a)(2) of the Securities Act and did not involve any public solicitation or public offering. The shares were issued to CRS for providing services to salvage value for the benefit of shareholders.

On March 1, 2021, the Custodian filed a Certificate of Amendment pursuant to NRS 78.347.

On March 5, 2021, the Custodian conducted a shareholder meeting resulting in Custodian voted as permanent officer/director of SENY.

On June 5, 2021, an Order was granted by the Court to terminate the Custodianship of SENY.”

Date: June 9, 2021

/s/ Jeffrey DeNunzio

Jeffrey DeNunzio

Chief Executive Officer